GOLDCORP INC.

Suite 2700, 145 King Street West, Toronto, Ontario, Canada M5H 1J8
Telephone (416) 865-0326 Facsimile (416) 361-5741

April 30, 2004

Goldcorp Inc. invites you to attend
 the Annual and General Meeting of Shareholders on
Wednesday, June 16, 2004

Dear Share Owners:

On behalf of the Board of Directors, it is our pleasure to invite you to attend Goldcorp's Annual and General Meeting of Shareholders and the Reception that follows. Please note this date and plan to attend. The Meeting will be held on Wednesday, June 16, 2004, at 4:00 p.m. at the John H. Bassett Theatre of the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario M5V 2W6. At the Meeting, we will report on our operations in 2003 and our outlook for 2004 and beyond.

You will find attached to this letter, the Notice of the Annual and General Meeting, the Management Information Circular, the Management's Discussion & Analysis, the 1st Quarter Results for the period ended March 31, 2004, National Instrument 54-102 Supplementary Card, the proxy and a return envelope.

Our big news is the expansion of our Red Lake Mine. When completed, annual gold production from the mine will increase by 40% to 700,000 ounces, production costs will be lowered and our exploration and growth prospects will dramatically improve. Shaft sinking is well underway. Come to our Annual Meeting to hear the latest news on our progress.

Another reason to attend is our post-meeting Reception. It's fun and informative. It provides you the opportunity to meet our directors, management, employees and other Goldcorp shareholders. The Reception is designed to give you a better understanding of how we work, who we work with, who we have invested in and why Red Lake is one of the hottest gold exploration areas in the world.

Goldcorp - No Debt, No Hedge, Lots of Cash, Low Cost and paying a Dividend.

Gold is Money, Goldcorp is Gold!

Sincerely,

Robert R. McEwen
Chairman and
Chief Executive Officer